Exhibit 99.2
AGREEMENT AMONG INSUREDS
with respect to the
JOINT INSURED FIDELITY BOND
ICI Mutual Insurance Company, File No. 04704107B (the “Fidelity Bond”)
     AGREEMENT, made as of April 16, 2007 among the undersigned registered management investment companies and any and all other undersigned insureds (each an “Insured” and together, the “Insureds”) pursuant to paragraph (f) of Rule 17g-1 promulgated under the Investment Company Act of 1940 (the “1940 Act”) relating to the Fidelity Bond.
     Each of the Insureds hereby agrees that in the event recovery is received under the Fidelity Bond as a result of a loss sustained by one or more of the Insureds that is a registered management investment company and one or more other Insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that it would have received had it provided and maintained a single insured bond with minimum coverage required by paragraph (d) of Rule 17g-1 promulgated under the 1940 Act.
Prospect Street High Income Portfolio, Inc.
Prospect Street Income Shares, Inc.
Highland Floating Rate Fund
Highland Floating Rate Advantage Fund
Highland Floating Rate, LLC
Restoration Opportunities Fund
Highland Credit Strategies Fund
Highland Funds I (Equity Opportunities Fund)
Highland Funds I (High Income Fund)
Highland Funds I (Income Fund)
Highland Distressed Opportunities, Inc.

By:	/s/ M. Jason Blackburn
Name: M. Jason Blackburn
Title: Treasurer, Secretary

Highland Capital Management, L.P.
By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President